smiths

**Smiths Group plc**

765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

28 September 2005

[redacted]

05011817

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
OCT 1 1 2005
WASH. D.C. 185 SECTION

Your ref : 82-34872

Dear Sir,

SUPPL

Re : **Rule 12g3-2(b) of the Exchange Act**
**File Number 82-34872**
**Smiths Group plc**

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

PROCESSED
OCT 1 9 2005
THOMSON
FINANCIAL

Yours faithfully,

N.R. Burdett
*Assistant Secretary*

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE
23 SEPTEMBER TO 28 SEPTEMBER 2005

| | | |
|---|---|---|
| 159 | 23/09/2005 : 15:13:00 | Smiths Group PLC - Director/PDMR shareholding |
| 160 | 28/09/2005 : 14:39:00 | Smiths Group PLC - Holding(s) in Company |

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Smiths Group PLC |
| **TIDM** | SMIN |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 15:13 23-Sep-05 |
| **Number** | 6998R |

smiths

23 September 2005

*DR* 3.1.4R(1)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
DISCLOSURE BY A DIRECTOR

3. Name of *person discharging managerial responsibilities/director:*
LORD ROBERTSON OF PORT ELLEN

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest: HOLDING OF PERSON NAMED IN 3 ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*:
ORDINARY SHARES OF 25p

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them:
LORD ROBERTSON OF PORT ELLEN

8 State the nature of the transaction: MARKET PURCHASE OF SHARES

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired:
1,056 SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): <0.01%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A

13. Price per *share* or value of transaction: 938.47p / SHARE

14. Date and place of transaction: 23.09.2005 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): 1,056 SHARES = <0.01%

16. Date issuer informed of transaction: 23.09.2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:

24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification: 23.09.2005

END

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## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Smiths Group PLC |
| **TIDM** | SMIN |
| **Headline** | Holding(s) in Company |
| **Released** | 14:39 28-Sep-05 |
| **Number** | 8876R |

smiths

28 SEPTEMBER 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: CATER ALLEN INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDER NAMED ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

   CATER ALLEN INTERNATIONAL LIMITED

5. Number of shares / amount of stock acquired: Not disclosed

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: Not disclosed

8. Percentage of issued class: N/A

9. Class of security: Ordinary shares of 25p

10. Date of transaction: Not disclosed

11. Date listed company informed: 28 SEPTEMBER 2005

12. Total holding following this notification: 19,032,420 SHARES

13. Total percentage holding of issued class following this notification: 3.37%

14. Any additional information: THE HOLDING HAS ARISEN AS A RESULT OF A SECURITIES FINANCING POSITION BY A PRINCIPAL TRADING MEMBER OF THE LONDON STOCK EXCHANGE

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 28 SEPTEMBER 2005

END

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